Joint Filing Agreement

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: August 29, 2025

CARTECH HOLDING COMPANY

By: /s/ Chi Liu
_____
Name: Chi Liu
Title: Director

CARTECH INVESTMENT MANAGEMET COMPANY

By: /s/ Chi Liu
_____
Name: Chi Liu
Title: Director

Qingdao Cartech Ecological Technology Co., Ltd.

By: /s/ Shenglei Zhou
_____
Name: Shenglei Zhou
Title: General Manager

Haier COSMOPlat Ecological Technology Co., Ltd.

By: /s/ Yunjie Zhou
_____
Name: Yunjie Zhou
Title: Legal Representative

Haier Group Corporation

By: /s/ Yunjie Zhou
_____
Name: Yunjie Zhou
Title: CEO and Legal Representative